Filed pursuant to Rule 425
                                                    Filing company: Genesys S.A.
                                             Subject company: Vialog Corporation
                                                          File Number: 001-15527



PRESS RELEASE                                      Paris, 22 December 2000, 7.00



                              Genesys Conferencing

                     Genesys Conferencing to acquire Astound
                 and become a leading player in Web conferencing



Genesys S.A (Montpellier, France) to acquire 100% of the Canadian Company Astound Incorporated (Toronto, Ontario),

This acquisition would solidify the close relationship that began in the early part of the summer when Genesys Conferencing and Astound signed an initial technological and commercial partnership. The partnership was strengthened this fall when Genesys Conferencing made a $5 million investment in Astound.

Based in Toronto and founded in 1996, Astound is a leading provider of solutions for real-time web conferencing, collaboration and streaming media broadcasts and enjoys an increasing share of this burgeoning market. The company's leading edge technology uniquely delivers a true multimedia user experience while meeting enterprise customers' toughest requirements by delivering the highest measure of reliability, content security and solution scalability. Leading corporations such as Hewlett-Packard, Lexmark, Minolta, NCR, DLJ Direct and many others have chosen Astound's web conferencing solutions. Further, Astound has received industry accolades from prestigious publications including Infoworld, ZDnet and TMC.


 ...to become one of the leading players in a market that is estimated to be almost $3 billion in 2005...

According to industry analysts from Wainhouse Research, the Web conferencing market is forecast to grow at a compounded annual rate of 89% through to 2005 to approximately $3 billion or around 26% of the world teleconferencing industry.

Given this growth rate, Astound represents a particularly synergistic benefit to Genesys Conferencing 's large conferencing customer base. After the acquisition, Genesys Conferencing will be able to offer and control a fully integrated range of services of audio, video and Web conferencing to all its customers worldwide.


 ... and to strengthen its technological position in the Web conferencing market.

The acquisition of Astound would strengthen the Genesys Conferencing's technological market position and give it an advantage in providing next generation teleconferencing services. Genesys Conferencing will benefit from:

     o  Direct control of one of the market's most innovative technologies;
     o The reinforcement of its Research and Development teams and development of new expertise and synergies; o The enhancement of integrated services now offered via the Genesys Conferencing's teleconferencing gateway: http://www.conferencing.com;
     o The addition of strong management to further enhance Genesys Conferencing's team.

A strategic acquisition


The range of audio and video conferencing services, recently enhanced with rich media and to be completed by Astound' services in web conferencing and data collaboration, will be deployed in 14 countries. After the closing of the previously announced Vialog transaction and its integration, the Genesys Conferencing sales force of 250 would market the enhanced range of conferencing services to the 16,000 customers of the Group worldwide.

For Genesys Conferencing, the integration of the technology developed by Astound is projected to lead to significant gross margins improvement from Web conferencing services. Genesys Conferencing expects that in 3 years these services will represent a material percentage of total sales.


"The combination of our leading Web conferencing technology and the world's leading independent teleconferencing specialist will catapult us to the forefront of the Web conferencing market." stated Kailash Ambwani, Chairman and CEO of Astound. "This merger brings together one of the industry's most promising technologies and Genesys Conferencing's huge worldwide distribution capability".

"The acquisition of Astound is a major step in the growth of Genesys Conferencing. Astound is going to help Genesys Conferencing become one of the leading players in virtual IP communication. It fits in perfectly with the Group's strategy, which is to prepare for the future through the development, acquisition and full integration of the most innovative technologies in order to offer all our customers a full range of interactive communication services", said Francois Legros, Chairman and CEO of Genesys Conferencing.

Acquisition details

The purchase price consists of 1 million Genesys shares and $7 million in cash, payable at closing, subject to a "collar" and to certain adjustments for expenses and warrants and options proceeds.

Key employees and large shareholders of Astound have agreed to a lock-up on the sale of the Genesys shares which they will receive for periods ranging from 30 to 180 days.

Genesys Conferencing and Astound have agreed that Genesys Conferencing will endeavor to sell certain non-core Astound assets and share 50% of the net proceeds with Astound shareholders.

Genesys Conferencing expects the closing to take place in the first quarter of 2001 and this acquisition to be accretive on a cash basis within one year. The closing of the acquisition is subject to the approval of a Plan of Arrangement by Astound shareholders and the approval by Genesys Conferencing shareholders of the issuance of the necessary Genesys Conferencing shares to implement the Plan of Arrangement.


About Astound:
Founded in 1996 and based in Toronto, Astound is a leading provider of Web conferencing and collaboration services, enabling companies to communicate in real-time with customers, employees and partners. The Astound Conference Center is a complete, integrated platform for one-to-one and small group collaboration as well as large scale Web events. Astound has 82 employees and had sales for the 12 months ended September 30, 2000 of $2.1 million (2.3 Million Euros). Astound's services are distributed via a direct sales force to customers such as Hewlett Packard, Minolta, Lexmark, DLJ Direct, NCR and Teklogix.

About Genesys Conferencing:
Founded in 1986, Genesys Conferencing is the world's independent leading specialist in teleconferencing services: audio conferencing, data conferencing, video conferencing and Web conferencing. Genesys Conferencing's unique global presence, comprehensive product offering and commitment to innovation have allowed it to build strong relationships with customers in 14 countries across Europe, the Pacific Rim and the United States. Genesys is listed on the Nouveau Marche de Paris (Sicovam Code :
3955)

                  Find out the latest financial information on
                            www.genesys.com/investor


                                    Contacts:


GENESYS Conferencing
--------------------

Pierre Schwich               Marine Brun                 Francois Legros
EVP Finance                  Investor Relations          Chairman & CEO
Tel : +33 4 67 06 27 55      Tel : +33 4  67 06 75 17    Tel : +33 4 67 06 27 89
                             investor@genesys.com


GENESYS Conferencing North America
----------------------------------

Margie Medalle
CEO Genesys Conferencing Inc.
Tel :  +1 (0)303 267 12 58 (Denver Office)
Tel :  +1 (0)808 540 41 03 (Hawaii)



US SEC Filings

Genesys plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Vialog transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Vialog's special meeting and other documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Astound transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone:  33 4 67 06 27 55
Email:  Pierre.Schwich@genesys.com


Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA  01730
Phone:  781-761-6200
Email:  msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.


Forward-Looking Statements


This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions (such as the Genesys Vialog transaction) to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.